UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-35466

GasLog Ltd.
(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.
69 Akti Miaouli, 18537
Piraeus, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  □

This Report on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K of GasLog Ltd. (the “Company”) furnished with the Securities and Exchange Commission (the “SEC”) on March 7, 2024 (the “Original 6-K”). This Amendment is being furnished solely to correct the record date of the quarterly distribution to be paid on April 1, 2024 to holders of the Company’s Series A Cumulative Redeemable Perpetual Preference Shares. The reference to the record date of “March 31, 2024” in the Press Release, attached as Exhibit 99.1 to the Original 6-K, is hereby replaced with “March 28, 2024”. The Company acknowledges that Note 29 on page F-59 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 7, 2024, also contained the same inadvertent error.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2024

GASLOG LTD.,

	by	/s/ Paolo Enoizi
		Name:	Paolo Enoizi
		Title:	Chief Executive Officer